UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

JAKKS PACIFIC, INC.
 (Name of Issuer)

Common stock, par value $0.001 per share
 (Title of Class of Securities)

47012E106
 (CUSIP Number)

February 28, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]            Rule 13d-1(b)

[ X ]            Rule 13d-1(c)

[     ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 47012E106	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,576,239 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,576,239 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,239 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This amount includes approximately 1,037,613 Shares (as defined herein) issuable upon the conversion of $10,000,000 of convertible notes.

(2)
This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 1,037,613 Shares issuable upon the conversion of the $10,000,000 of convertible notes, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 47012E106	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,576,239 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,576,239 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,239 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes approximately 1,037,613 Shares (as defined herein) issuable upon the conversion of $10,000,000 of convertible notes.

(2)
This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 1,037,613 Shares issuable upon the conversion of the $10,000,000 of convertible notes, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 47012E106	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
STEVEN K. GENDAL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,576,239 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,576,239 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,239 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes approximately 1,037,613 Shares (as defined herein) issuable upon the conversion of $10,000,000 of convertible notes.

(2)
This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 1,037,613 Shares issuable upon the conversion of the $10,000,000 of convertible notes, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 47012E106	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
ANTHEM, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,461,165 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,461,165 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,461,165 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.23% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount includes approximately 961,867 Shares (as defined herein) issuable upon the conversion of $9,270,000 of convertible notes.

(2)
This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 961,867 Shares issuable upon the conversion of the $9,270,000 of convertible notes, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

JAKKS Pacific, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2951 28th Street, Santa Monica, California 90405

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Logen Asset Management LP (“Logen LP”);
ii)	Logen Asset Management GP LLC (“Logen GP”);
iii)	Mr. Steven K. Gendal (“Mr. Gendal”); and
iv)	Anthem, Inc. (“Anthem”).

This Statement relates to the Shares (as defined herein) held for the account of Logen Asset Management Master Fund Ltd., a Cayman Islands exempted company (“Logen Fund”), and a separately managed account (the “Managed Account”).  Logen LP serves as investment manager to each of the Logen Fund and the Managed Account.  Logen GP is the general partner of Logen LP.  Mr. Gendal is a managing partner of Logen LP and a member of Logen GP.  Anthem is the sole owner of the Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Logen LP, Logen GP, and Mr. Gendal is 410 Park Avenue, Suite 1510, New York, New York 10022.  The principal business address of Anthem is 120 Monument Circle, Indianapolis, Indiana, 46204-4903.

Item 2(c).	Citizenship:

i)	Logen LP is a Delaware limited partnership;
ii)	Logen GP is a Delaware limited liability company;
iii)	Mr. Gendal is United States citizen; and
iv)	Anthem is an Indiana corporation.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

47012E106

Page 7 of 11 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of March 13, 2018, Logen LP, Logen GP, and Mr. Gendal may be deemed the beneficial owner of 1,576,239 Shares.  This amount consists of: (A) 39,328 Shares held for the account of Logen Fund, (B) approximately 75,746 Shares issuable upon the conversion of $730,000 of convertible notes held for the account of Logen Fund, (C) 499,298 Shares held for the Managed Account, and (D) approximately 961,867 Shares issuable upon the conversion of $9,270,000 of convertible notes held for the account of the Managed Account.

As of March 13, 2018, Anthem may be deemed the beneficial owner of approximately 1,461,165 Shares.  This amount consists of: (A) 499,298 Shares held for the Managed Account, and (B) approximately 961,867 Shares issuable upon the conversion of $9,270,000 of convertible notes held for the account of the Managed Account.

Item 4(b)	Percent of Class:

As of March 13, 2018, Logen LP, Logen GP, and Mr. Gendal may be deemed the beneficial owner of approximately 5.62% of Shares outstanding. (This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 1,037,613 Shares issuable upon the conversion of $10,000,000 of convertible notes held by Logen Fund and the Managed Account, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.)

As of March 13, 2018, Anthem may be deemed the beneficial owner of approximately 5.23% of Shares outstanding. (This percentage is based on the sum of (i) 26,987,430 Shares outstanding as of December 7, 2017, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 8, 2017, and (ii) approximately 961,867 Shares issuable upon the conversion of $9,270,000 of convertible notes held by the Managed Account, which have been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.)

Item 4(c)	Number of Shares as to which such person has:

Logen LP, Logen GP, and Mr. Gendal:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,576,239
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,576,239

Page 8 of 11 Pages

Anthem:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,461,165
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,461,165

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Managed Account is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Member

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Vice President, Legal & Corporate Secretary

March 14, 2018

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of JAKKS Pacific, Inc. dated as of March 14, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Member

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Vice President, Legal & Corporate Secretary

March 14, 2018